Exhibit 99.1

Americas Gold and Silver Corporation Reports Second Quarter 2021 Results and Provides Operational Update

TORONTO--(BUSINESS WIRE)--August 16, 2021--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, reports consolidated financial and operational results for the quarter ended June 30, 2021 along with an operations update.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR profile at www.sedar.com, and on its EDGAR profile at www.sec.gov, and which are also available on the Company’s website at www.americas-gold.com. All figures are in U.S. dollars unless otherwise noted.

Operational and Second Quarter Financial Highlights

  Revenue of $9.5 million and net loss of $17.8 million for Q2-2021 or a loss of ($0.13) per share, with the loss mostly attributable to the continued ramp-up at Relief Canyon.
  The Company signed an agreement on July 6, 2021 with the Mexican Ministries of Economy, Interior and Labour along with union representatives committing to a reopening of the Cosalá Operations. The Company anticipates that both the mine and the mill will be at full capacity by the start of Q4-2021 assuming the compliance of the agreement by members of the union.
  Galena’s Recapitalization Plan is proceeding well with the Company continuing to experience higher year-over-year production in Q2-2021 compared to Q2-2020; silver production increased by 20% year-over-year while lead production increased by 10%.
  Phase 1 drilling of Galena’s Recapitalization Plan was completed in the quarter and results will be incorporated into the updated mineral reserve and resource estimate before the end of August 2021. Phase 2 drilling has just begun with the first hole testing the down dip extension of the high-grade Silver Vein approximately 500 feet below the current drill station.
  Following an extensive review and a challenging ramp-up at Relief Canyon, the operation proceeded with run-of-mine heap leaching and continued its efforts to resolve metallurgical challenges in Q2-2021. On August 13, 2021, the Company and the Board of Directors decided to temporarily suspend mining operations at Relief Canyon in order to prioritize capital for the Cosalá Operations re-start while it continues leaching operations and ongoing metallurgical test work.
  Consolidated year-to-date operating metrics from YTD-2021 were generally not comparable to YTD-2020 due to the illegal blockade at the Cosalá Operations, suspension of operating metrics during the Galena Recapitalization Plan implementation, and the continued ramp-up of operations at Relief Canyon to full production.

“I expect the second half of 2021 will showcase the strength of the Company’s silver portfolio following a challenging start to the year,” stated Americas Gold and Silver President & CEO Darren Blasutti. “The anticipated resource update for the Galena Complex is projected to highlight the significant potential of the asset while silver production continues to ramp-up quarter over quarter. Coupled with the anticipated full re-opening of the Cosalá Operations in Mexico by the start of Q4-2021, the Company’s profitability and cash flow is expected to improve significantly given higher silver, zinc and lead prices. At Relief Canyon, the Company continues to look at alternatives to improve the metallurgical recovery of the operation and I believe there remains significant value in the asset despite the initial challenges.”

Cosalá Operations

On July 6, 2021, the Company signed an agreement with the Mexican Ministries of Economy, Interior and Labour along with union representatives committing to a re-opening at the Cosalá Operations. The agreement contemplates immediate right to possession of the property with joint inspections coordinated by the Ministry of Labor, so that the mine and mill can re-start operations in a safe and sustainable manner.

Mexican government inspectors from the Mexican Ministry of Labour have physically inspected the San Rafael mine and Los Braceros mill and reviewed the re-start plans, which validated the existing safe conditions at the operations and puts the Company in position to recall employees immediately. The Company is ready to recall all workers before the end of August so long as the union abides by the signed agreement.

Based on the favourable condition of the mine and mill, the Company continues to anticipate that both will be operating within a few weeks of the re-call of employees and for the Cosalá Operation to be at full capacity by the start of Q4-2021. The operation also has approximately 70,000 tonnes of ore in stockpile that can be processed as a contingency.

Upon a restart of operations, higher silver prices will allow the Company to target the higher-grade silver ores in the Upper Zone of San Rafael and develop the silver-copper EC120 project. Mining these silver-rich areas of the Cosalá Operations is expected to significantly increase silver production to over 2.5 million ounces of silver per year.

Galena Complex

The Company has completed the Phase 1 drilling program as part of the Galena Complex Recapitalization Plan. The Company expects to provide an updated mineral resource estimate by the end of August 2021. The Company is confident that based on the continued exploration success, from drilling completed during July 2020 through June 2021, that the resource estimate will increase. The Company’s most recent mineral resource update, which was released in September 2020, already demonstrated the significant exploration potential at the property with measured and indicated resource increasing by 36% and inferred resource increasing by 100%.

The initial 21-hole drill program targeting the Silver Vein at depth is complete with all holes intersecting mineralization. Most recent high-grade results include:

  Hole 55-183: 3,345 g/t silver and 2.8% copper (3,633 g/t silver equivalent [1]) over 3.8 m [2]
  including: 13,800 g/t silver and 11.1% copper (14,900 g/t silver equivalent) over 0.5 m
  Hole 55-143: 2,460 g/t silver and 2.1% copper (2,680 g/t silver equivalent) over 4.1 m including: 7,060 g/t silver and 5.4% copper (7,620 g/t silver equivalent) over 0.6 m
  Hole 55-184: 3,966 g/t silver and 4.0% copper (4,372 g/t silver equivalent) over 2.2 m including: 7,610 g/t silver and 7.6% copper (8,390 g/t silver equivalent) over 0.5 m
  Hole 55-173: 1,747 g/t silver and 2.0% copper (1,968 g/t silver equivalent) over 1.5 m including: 12,400 g/t silver and 16.2% copper (14,100 g/t silver equivalent) over 0.1 m
  Hole 55-181: 1,185 g/t silver and 1.4% copper (1,330 g/t silver equivalent) over 1.9 m and: 738 g/t silver and 0.5% copper (790 g/t silver equivalent) over 2.1 m
  Hole 55-186: 2,264 g/t silver and 3.1% copper (2,588 g/t silver equivalent) over 0.5 m

A full table of the drill results can be found at:

https://americas-gold.com/site/assets/files/4297/dr20210712.pdf

The Phase 2 drill program has commenced with several targets identified. Drilling at depth will continue to focus on the three south-east plunging veins which include the 72 Vein, the Silver Vein and the down-dip extension of the 360 Complex. Drilling has commenced from a newly developed drill station further east on the 5500-Level to continue to test the extension of the Silver Vein at depth following the success of the initial 21-hole drill program. The first drill hole from this station has commenced and is targeting the Silver Vein approximately 500 feet below the drill station. Subsequent drill stations are planned further east on the 5500-Level to continue to target the Silver Vein and 360 Complex. The initial drilling success of the 360 Complex during Phase 1 is believed to be the top of the system with the potential to extend at depth. Phase 2 will include continued exploration in gap areas within this south-east plunging trend to determine continuity and potential sources of these high-grade mineralized vein systems.

The goal of Phase 2 drilling is to add significant mine life in known vein systems and to discover new orebodies both at depth and near surface. The Company is targeting an additional 50 million ounces of silver from the Phase 2 drilling program, on a 100% basis for the property.

The Company expects 2021 to be a transitional year at the Galena Complex but the operation has already begun to benefit from the Recapitalization Plan with silver and lead production in Q2-2021 increasing by over 20% and 10%, respectively on a year-over-year basis. The Company is targeting to increase production to a 2 million ounce per year plan by the end of 2022 and longer term, assuming continued exploration success, the Company anticipates the operation will again reach peak historical annual production levels of approximately 5 million ounces per year.

Relief Canyon

While the Company was successful in meeting several important commissioning targets, including initial construction capital, and planned mining and crushing rates, the ramp-up at Relief Canyon has been and continues to be challenging since the first poured gold in February 2020. During this period, the Company and its consultants performed extensive analyses and implemented a number of procedural changes to address the start-up challenges typical of a heap leach operation. As part of this analysis, the Company has identified naturally occurring carbonaceous material within the Relief Canyon pit. The identification of this material was not recognized in the feasibility study.

The Company began two small run-of-mine test pads in Q1-2021 to evaluate the possibility of simplifying the flowsheet by by-passing the crushing and conveying circuits and transitioned to this method of ore placement in May 2021. Despite the encouraging initial results, the operation has not seen a sustained material increase in recoveries to date. Additional improvements in the predictive ability of the resource model are progressing with incorporation of the latest geological detail from recent pit mapping as well as new data from an extensive re-assaying program of 13,000 historic exploration pulp samples for the presence of carbonaceous material. Completion of this data compilation and analysis is targeted for late Q3-2021. Management also initiated several metallurgical test work programs to investigate ore treatment options, including Carbon-In-Leach processing. Several of the options present encouraging preliminary results. Further investigation is planned in the near term.

The Company is committed to continuing efforts to resolve these metallurgical challenges and increase production levels at Relief Canyon as noted above. However, the Company is in the process of reopening the Cosalá Operations and is currently prioritizing its capital resources to the re-start. As a result of these capital allocation decisions, the Company has decided to temporarily suspend mining operations at Relief Canyon pending improved consolidated capital and the initial metallurgical test results. During this time, the Company will continue leaching operations and working to improve recovery and operations through an extensive audit of drilling, sampling, ore control, and modelling, implementing internal QA/QC programs, and metallurgy testing program on carbonaceous material.

Notice of Intent for the Phase 2 EIS was published in the Federal Register in Q3-2020. The Phase 2 permit will allow the Company to continue mining at depth below the water table, expand the footprint of both the heap leach and waste rock storage facilities and expand the mining permit boundary. Approval of the EIS and receipt of the Phase 2 permit is expected before the end of Q3-2021.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Relief Canyon mine in Nevada, USA, the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The scientific and technical information relating to mineral resources and exploration contained herein has been reviewed and approved by Niel de Bruin, Director of Geology of the Company. Each of Messrs. Dell and de Bruin are "qualified persons" for the purposes of NI 43-101.

The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

The diamond drilling program used NQ-size core. Americas Gold and Silver’s standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab. The drill core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations. Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.

Analytical work was carried out by American Analytical Services Inc. (“AAS”) located in Osburn, Idaho. AAS is an independent, ISO-17025 accredited laboratory. Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry (“AA”) techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Samples returning values over 514g/t Ag are re-assayed using fire-assay techniques for silver. Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.

Duplicate pulp samples were sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis. A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS. The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ significantly from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other precious metals, the expected prices of gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures; the recapitalization plan at the Galena Complex, including the expected production levels and potential additional mineral resources thereat; the resumption of mining and processing operations at the Cosalá Operations following the resolution of the illegal blockade, including expected production levels; the expected capital costs required in connection with the resumption of mining and processing operations at the Cosalá Operations; the expectations regarding the level of support from the Mexican government with respect to the long-term stability of Cosalá Operations, and its ability to maintain such support in the near- and long-term; the Company’s production, development plans and performance expectations at the Relief Canyon Mine and its ability to finance, develop and operate Relief Canyon, including the expected improvement of operations and overall project economics in connection therewith, the timing and conclusions of the data compilation and analysis occurring at Relief Canyon the length of time of the temporary pause in mining operations at Relief Canyon to address the capital requirements for the re-opening of its Cosalá Operations and expected timing for the re-start of the Relief Canyon operations after such pause;. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

1 Silver equivalent was calculated using metal prices of $20.00/oz silver, $3.00/lb copper and $1.05/lb lead and equivalent metallurgical recoveries were assumed for all metals (silver, lead and copper).
2 Meters represent “True Width” which is calculated for significant intercepts only and is based on orientation axis of core across the estimated dip of the vein.

Contacts

For more information:
Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503